SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            THE MILLBROOK PRESS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    600179105
                                  -------------
                                 (CUSIP Number)
                                    Copy to:
21st Century Communications Partners, L.P.Stephen A. Cohen, Esq.
767 Fifth Avenue, 45th Floor              Morrison Cohen Singer & Weinstein, LLP
New York, New York  10153                 750 Lexington Avenue
Telephone (212) 754-8100                  New York, New York 10022
                                          Telephone (212) 735-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  JUNE 29, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP
No.   600179105                       13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                      21st Century Communications Partners, L.P.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*          WC, OO
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                               Delaware
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           724,840 shares                                  20.5%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           343,838 shares                                   9.8%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           724,840 shares                                  20.5%
            --------------------------------------------------------------------
                 10      Shared Dispositive Power
                           343,838 shares                                   9.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                   1,068,678 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           29.9%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   600179105                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                            21st Century Communications T-E Partners, L.P.
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*                  (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds*          WC, OO
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required                //
      Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                              Delaware
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           246,196 shares                                   7.1%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           822,482 shares                                  23.2%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           246,196 shares                                   7.1%
            --------------------------------------------------------------------
                10       Shared Dispositive Power
                           822,482 shares                                  23.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                   1,068,678 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           29.9%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   600179105                       13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                            21st Century Communications Foreign Partners, L.P.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*          WC, OO
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                               Delaware
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           97,642 shares                                    2.8%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           971,036 shares                                  27.2%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           97,642 shares                                    2.8%
            --------------------------------------------------------------------
                10       Shared Dispositive Power
                           971,036 shares                                  27.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                   1,068,678 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           29.9%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   600179105                      13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                                     Harvey Sandler
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*          PF, WC, OO
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
           Number of Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           27,583 shares                                    0.8%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,068,678 shares                                29.9%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           27,583 shares                                    0.8%
            --------------------------------------------------------------------
                10       Shared Dispositive Power
                           1,068,678 shares                                29.9%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                    1,096,261 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           30.6%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   600179105                     13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                                       Barry Lewis

 2   Check the Appropriate Box if a Member of a                          (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*          PF, WC, OO
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
           Number of Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           17,239 shares                                    0.5%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,068,678 shares                                29.9%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           17,239 shares                                    0.5%
            --------------------------------------------------------------------
                10       Shared Dispositive Power
                           1,068,678 shares                                29.9%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                    1,085,917 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           30.3%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   600179105                       13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                                   Michael J. Marocco
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*          PF, WC, OO
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           17,239 shares                                    0.5%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,068,678 shares                                29.9%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           17,239 shares                                    0.5%
            --------------------------------------------------------------------
                10       Shared Dispositive Power
                           1,068,678 shares                                29.9%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                    1,085,917 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           30.3%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   600179105                       13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                                     John Kornreich
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*          PF, WC, OO
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           17,239 shares                                    0.5%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,068,678 shares                                29.9%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           17,239 shares                                    0.5%
            --------------------------------------------------------------------
                10       Shared Dispositive Power
                           1,068,678 shares                                29.9%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                    1,085,917 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           30.3%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   600179105                        13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                                     Andrew Sandler
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*          PF, WC, OO
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           4,310 shares                                     0.1%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,068,678 shares                                29.9%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           4,310 shares                                     0.1%
            --------------------------------------------------------------------
                10       Shared Dispositie Power
                           1,068,678 shares                                29.9%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                    1,072,988 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           30.0%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement, dated June 29, 1997, constitutes Amendment No. 1 to the
Schedule 13D, dated December 18, 1996, regarding the reporting persons' ownership of certain securities of The Millbrook Press Inc. (the Issuer").

         The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

         Each Bridge Warrant, expiring on August 29, 2001, entitling the holder thereof to purchase one share of Common Stock at $3.00 per share, becomes exercisable within 60 days of the date hereof (August 29, 1997).

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.
-------           --------------------------------------

                  (a) The following list sets forth the aggregate number and percentage (based on 3,455,000 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended January 31, 1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of June 29, 1997:

                                                                     Shares of                Percentage of Shares
                                                                    Common Stock                 of Common Stock
NAME                                                            BENEFICIALLY OWNED1            BENEFICIALLY OWNED1
----                                                             -----------------           -----------------------
21st Century Communications Partners, L.P.                          1,068,678(2)                      29.9%
21st Century Communications T-E Partners, L.P.                      1,068,678(3)                      29.9%
21st Century Communications Foreign Partners, L.P.                  1,068,678(4)                      29.9%
Harvey Sandler                                                      1,096,261(5)                      30.6%
Barry Lewis                                                         1,085,917(5)                      30.3%
Michael J. Marocco                                                  1,085,917(5)                      30.3%
John Kornreich                                                      1,085,917(5)                      30.3%
Andrew Sandler                                                      1,072,988(5)                      30.0%


                  (b) Harvey Sandler has sole power to vote and dispose of 27,583 shares of Common Stock, which represents approximately 0.8% of the outstanding Common Stock. By virtue of being the sole shareholder of ARH, Harvey Sandler may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock and 125,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, representing approximately 29.9% of the outstanding Common Stock.

       Barry Lewis has sole power to vote and dispose of 17,239 shares of Common Stock, which represents approximately 0.5% of the outstanding Common Stock. By virtue of being an officer of EMEBE, Barry Lewis may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock and 125,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, representing approximately 29.9% of the outstanding Common Stock.

--------
     1 Includes shares of Common Stock issuable upon the exercise of the Bridge Warrants as the Bridge Warrants are exercisable within 60 days of the date hereof (August 29, 1997).

     2 Includes 639,840 shares of Common Stock and 85,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by 21st Century. 21st Century disclaims beneficial ownership of 86,142 shares of Common Stock and 11,500 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Foreign and 217,696 shares of Common Stock and 28,500 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by T-E.

     3 Includes 217,696 shares of Common Stock and 28,500 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by T-E. T-E disclaims beneficial ownership of 86,142 shares of Common Stock and 11,500 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Foreign and 639,840 shares of Common Stock and 85,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by 21st Century.

     4 Includes 86,142 shares of Common Stock and 28,500 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Foreign. Foreign disclaims beneficial ownership of 639,840 shares of Common Stock and 85,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by 21st Century and 217,696 shares of Common Stock and 28,500 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by T-E.

     5   The  reporting   person   disclaims   beneficial   ownership  of  these
         securities, except to the extent of his equity interest therein.

     Michael J. Marocco has sole power to vote and dispose of 17,239 shares of Common Stock, which represents approximately 0.5% of the outstanding Common Stock. By virtue of being the sole shareholder, officer and director of MJM Media Corp., Michael J. Marocco may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock and 125,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, representing approximately 29.9% of the outstanding Common Stock.

     John Kornreich has sole power to vote and dispose of 17,239 shares of Common Stock, which represents approximately 0.5% of the outstanding Common Stock. By virtue of being the majority shareholder and director of Four JK Corp., John Kornreich may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock and 125,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, representing approximately 29.9% of the outstanding Common Stock.

     Andrew Sandler has sole power to vote and dispose of 4,310 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock. By virtue of being a manager and majority member of ALSI, LLC, Andrew Sandler may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock and 125,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, representing approximately 29.9% of the outstanding Common Stock.

     (c) There were no transactions in the securities of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from April 29, 1997 to June 29, 1997, inclusive.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: July 2, 1997
                   21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

            By:    Sandler Investment Partners, L.P., general partner
                   By:   Sandler Capital Management, general partner
                         By:   ARH Corp., general partner

                               By: S/ANDREW SANDLER
                                   _____________________________________________
                                     Name:
                                     Title:

            21ST CENTURY COMMUNICATIONS T-E PARTNERS,
            L.P.

            By:    Sandler Investment Partners, L.P., general partner
                   By:   Sandler Capital Management, general partner
                         By:   ARH Corp., general partner

                               By:   S/ANDREW SANDLER
                                     ___________________________________________
                                     Name:
                                     Title:


            21ST CENTURY COMMUNICATIONS FOREIGN
            PARTNERS, L.P.

            By:    Sandler Investment Partners, L.P., general partner
                   By:   Sandler Capital Management, general partner
                         By:   ARH Corp., general partner

                               By: S/ANDREW SANDLER
                                   _____________________________________________
                                     Name:
                                     Title:

                                 S/ HARVEY SANDLER
                                 _______________________________________________
                                 Harvey Sandler



                                 S/ BARRY LEWIS
                                 _______________________________________________
                                 Barry Lewis



                                 S/ MICHAEL J. MAROCCO
                                 _______________________________________________
                                 Michael J. Marocco


                                 S/ JOHN KORNREICH
                                 _______________________________________________
                                 John Kornreich


                                 S/ ANDREW SANDLER
                                 _______________________________________________
                                 Andrew Sandler


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).